SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 30, 2005

*This Report on Form 6-K shall be incorporated by reference in
our Registration Statement on Form F-3 as amended (File No. 333-101891) and our Registration
Statement on Form F-3 (File No. 333-114857) as amended to the extent not superseded by
documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities
Exchange Act of 1934, in each case as amended*

———————

AngloGold Ashanti Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

———————

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes: ☐   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes: ☐   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is
also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes: ☐   **No**: ☒

Enclosures: Unaudited condensed consolidated financial statements as of June 30, 2005 and
December 31, 2004 and for each of the six month periods ended June 30, 2005 and
2004, prepared in accordance with U.S. GAAP, and related management's discussion
and analysis of financial condition and results of operations.

1

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENT
Prepared in accordance with US GAAP

	Six months ended June 30,	
	2005 (unaudited)	**2004** (unaudited) (As restated)[1]
	(in US Dollars, millions, except for share data)	
Sales and other income	1,263	902
Product sales	1,241	880
Interest, dividends and other	22	22
Cost and expenses	1,222	900
Production costs	790	545
Exploration costs	22	20
Related party transactions	21	17
General and administrative	37	24
Royalties	20	8
Market development costs	7	7
Depreciation, depletion and amortization	282	182
Impairment of assets (see note F)	7	1
Interest expense	39	32
Accretion expense	1	3
Employment severance costs	7	5
Profit on sale of assets (see note G)	-	(4)
Non-hedge derivative (gains)/loss	(11)	60
Income before income tax provision	41	2
Deferred income and mining tax benefit	15	15
Minority interest	(11)	(9)
Equity income in affiliates	19	13
Income from continuing operations	64	21
Discontinued operations (see note H)	(33)	(8)
Income before cumulative effect of accounting change	31	13
Cumulative effect of accounting change (see note I)	(22)	-
Net income – applicable to common stockholders	9	13
Basic earnings per common share : (cents)		
From continuing operations	24	9
Discontinued operations	(12)	(4)
Before cumulative effect of accounting change	12	5
Cumulative effect of accounting change	(8)	-
Net income – applicable to common stockholders	4	5
Diluted earnings per common share : (cents)		
From continuing operations	24	9
Discontinued operations	(12)	(4)
Before cumulative effect of accounting change	12	5
Cumulative effect of accounting change	(8)	-
Net income – applicable to common stockholders	4	5
Weighted average number of common shares used in computation	264,522,557	238,129,583
Dividend per common share (cents)	30	50

[1] See note A.

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED BALANCE SHEET
Prepared in accordance with US GAAP

	At June 30, 2005 (unaudited)	At December 31, 2004
	(in US Dollars, millions)	
Assets		
Current assets	1,270	1,415
Cash and cash equivalents	259	299
Receivables	699	743
Trade	54	30
Derivatives	457	491
Value added taxes	34	29
Other	154	193
Inventories (see note B)	278	268
Materials on the leach pad (see note B)	34	105
Property, plant and equipment, net (see note C)	4,732	4,992
Acquired properties, net	1,514	1,654
Goodwill and other intangibles, net	583	591
Derivatives	60	187
Materials on the leach pad (see note B)	109	22
Other long-term assets (see note E)	533	516
Assets held for sale	15	19
Total assets	8,816	9,396
Liabilities and Stockholders' equity		
Current liabilities	1,222	1,465
Accounts payable and other current liabilities	431	479
Derivatives	568	606
Short-term debt (see note D)	162	315
Income and mining tax payable	61	65
Long-term debt (see note D)	1,645	1,371
Derivatives	558	734
Deferred income and mining tax	1,354	1,518
Provision for environmental rehabilitation (see note E)	223	209
Other accrued liabilities	16	14
Provision for pension and other post-retirement medical benefits	162	173
Liabilities held for sale	5	7
Minority interest	61	59
Commitments and contingencies		
Stockholders' equity	3,570	3,846
Common stock		
Stock issued 2005 – 264,611,494 (2004 – 264,462,894)	10	10
Additional paid in capital	4,964	4,961
Accumulated deficit	(773)	(702)
Accumulated other comprehensive income (see note M)	(631)	(423)
Total liabilities and stockholders' equity	8,816	9,396

ANGLOGOLD ASHANTI LIMITED
CONDENSED CONSOLIDATED CASH FLOW STATEMENT
Prepared in accordance with US GAAP

	Six months ended June 30,	
	2005	**2004**
	(unaudited)	(unaudited)
		(As restated)[1]
	(in US Dollars, millions)	
Net cash provided by operating activities	244	173
Income before cumulative effect of accounting change	31	13
Reconciled to net cash provided by operations:		
Profit on sale of assets	-	(4)
Depreciation, depletion and amortization	282	182
Deferred stripping costs	4	(15)
Impairment of assets	7	1
Deferred income and mining tax	(20)	(32)
Movement in non-hedge derivatives	18	90
Equity income in affiliates	(19)	(13)
Dividends received from affiliates	15	7
Other non cash items	11	5
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits	(12)	(5)
Effect of changes in operating working capital items:		
Receivables	(7)	(42)
Inventories	(34)	(11)
Accounts payable and other current liabilities	(32)	(3)
Net cash used in investing activities	(392)	(340)
Increase in non-current investments	(15)	-
Additions to property, plant and equipment	(304)	(230)
Proceeds on sale of mining assets	-	5
Cash outflows from hedge restructuring	(69)	-
Cash paid as part of acquisition	-	(126)
Net loans (advanced)/repaid	(4)	11
Net cash generated in financing activities	113	221
Payments of short-term debt	(274)	(678)
Issuance of stock	3	2
Share issue expenses	-	-
Proceeds of long-term debt	471	1,019
Dividends paid	(87)	(122)
Net (decrease)/increase in cash and cash equivalents	(35)	54
Effect of exchange rate changes on cash	(5)	9
Cash and cash equivalents – January 1,	299	479
Cash and cash equivalents – June 30,	259	542

[1] See note A.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

Prepared in accordance with US GAAP

Note A. Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

On July 30, 2004, the Company furnished on Form 6-K to the United States Securities and Exchange Commission (“SEC”), unaudited condensed consolidated financial information as of June 30, 2004 and for the six month period ended June 30, 2004, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

To correct certain matters identified on the Form 6-K described above, the Company restated its unaudited condensed consolidated balance sheets as of June 30, 2004 and December 31, 2003, the unaudited condensed income statements for the six months ended June 30, 2004 and 2003 and the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2004 and 2003. The Company has also restated the notes to its unaudited condensed consolidated financial statements and revised its related management’s discussion and analysis of financial condition and results of operations, where necessary, to reflect these adjustments, on Form 6-K/A furnished to the SEC on July 14, 2005.

Certain amounts for the six months ended June 30, 2004 have been reclassified to conform with the current period presentation as follows:

The Company has reclassified the income statement results for the Ergo reclamation surface operation from the historical presentation to discontinued operations in the condensed consolidated income statement for all periods presented. The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. Refer to note H.

The balance sheet at December 31, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US GAAP for complete financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2004.

Note B. Inventories

	At June 30, 2005 (unaudited)	At December 31, 2004
	(in US Dollars, millions)	
The components of inventory consist of the following :		
Gold in process	197	179
Gold on hand	10	15
Ore stockpiles	69	52
Uranium oxide and sulfuric acid	12	23
Supplies	133	126
	421	395
Less: Heap leach inventory [1]	(143)	(127)
	278	268

[1] Long-term and short-term portions relating to heap leach inventory classified separate, as materials on the leach pad.

Note C. Deferred stripping costs

	At June 30, 2005 (unaudited)	At December 31, 2004
	(in US Dollars, millions)	
Movements in the deferred stripping costs balance were as follows:		
Opening balance	69	37
Net amount (amortized)/deferred	(4)	28
Translation	5	4
Closing balance	70	69

Deferred stripping costs are classified as a component of Property, plant and equipment.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005…continued

Prepared in accordance with US GAAP

Note D. Long-term debt

The Company entered into a new three-year $700 million syndicated facility in January 2005 with an interest charge of LIBOR plus 0.4 percent per annum. The loan is repayable in January 2008 and is US dollar-based. The amount drawn under this facility was $335 million as at June 30, 2005. On February 4, 2005, the Company repaid the $600 million unsecured syndicated loan facility (which was repayable in February 2005) amounting to $265 million.

Note E. Provision for environmental rehabilitation

Long-term environmental obligations comprising decommissioning and restoration are based on the Company's environmental management plans, in compliance with the current environmental and regulatory requirements.

The following is a reconciliation of the total liabilities for reclamation and remediation obligations:	(in US Dollars, millions)
Balance as at December 31, 2004	209
Additions to liabilities	10
Liabilities settled	(3)
Accretion expense	1
Revisions	20
Translation	(14)
Balance as at June 30, 2005	223

Certain amounts have been contributed to an irrevocable rehabilitation trust under the Company's control. The monies in the trust are invested primarily in interest bearing debt securities and are included in Other long-term assets in the Company's consolidated balance sheet. As at June 30, 2005 and December 31, 2004 the monies held in this trust amounted to $70 million and $78 million, respectively. Besides these assets there were no other assets that were legally restricted for purposes of settling asset retirement obligations as at June 30, 2005.

Note F. Impairment of assets

In the six months ended June 30, 2005 the Company recorded an impairment of assets of $7 million relating to the abandonment of exploration activities and expansion projects at Tau Lekoa and TauTona in South Africa. An impairment of $1 million was recorded in the six months ended June 30, 2004 relating to mining assets and mineral rights in Australia.

Note G. Profit on sale of assets

The profit on sale of assets of $4 million recorded in the six months ended June 30, 2004 mainly comprises a profit of $3 million (before taxation of $1 million) on sale of the Western Tanami Project in Australia to Tanami Gold NL. No profit on sale of assets was recorded in the six months ended June 30, 2005.

Note H. Discontinued operations

The Ergo reclamation surface operation, which forms part of the South African operations and is included under South Africa for segmental reporting, has been discontinued as the operation has reached the end of its useful life. After a detailed investigation of several options and scenarios, and based on management's decision reached on February 1, 2005, mining operations at Ergo ceased on March 31, 2005 with only site restoration obligations remaining. The remaining available tonnage will be treated and cleaned through the tailings facility. The Company has reclassified the income statement results from the historical presentation to loss from discontinued operations in the condensed consolidated income statement for all periods presented. The condensed consolidated cash flow statement has been reclassified for discontinued operations for all periods presented. The results of Ergo for the six months ended June 30, 2005 and 2004, are summarized as follows:

	Six months ended June 30,			
	2005 (unaudited)		2004 (unaudited)	
	(in US Dollars, millions, except for share data)			
		Per share [1] (cents)		Per share [1] (cents)
Revenue	16	6	46	19
Costs and expenses	(64)	(24)	(54)	(23)
Pre-tax loss	(48)	(18)	(8)	(4)
Deferred income and mining tax	15	6	-	-
Net loss attributable to discontinued operations	(33)	(12)	(8)	(4)

[1] Per basic and diluted earnings/(loss) per common share. The calculation of diluted earnings per common share for the six months ended June 30, 2005 and 2004 did not assume the effect of 15,384,615 and 10,566,356 shares, respectively, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note I. Accounting change

During the second quarter of 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortization over the expected average remaining service period of employees participating in the plan.

This change was made as the Company believes that elimination of the pension corridor, as allowed by SFAS87 will result in more accurate financial information.

The cumulative effect of this change in accounting treatment with respect to actuarial gains and losses decreased net income and stockholders' equity by $22 million (net of deferred income and mining tax of $11 million).

The results for the six months ended June 30, 2004 on an historical basis, do not reflect the change in accounting treatment with respect to actuarial gains and losses. Had the Company changed its accounting policy, retroactive to January 1, 2004, the historical income/(loss) from continuing operations, net income/(loss) and related per share amounts would have been changed to the adjusted amounts indicated below:

	Six months ended June 30, 2004			
	(unaudited)			
	(in US Dollars, millions, except for share data)			
	Income/(loss) from continuing operations	Per share [1] (cents)	Net income/ (loss)	Per share [1] (cents)
As reported – historical basis	21	9	13	5
Impact on earnings net of tax	(18)	(8)	(18)	(8)
Adjusted	3	1	(5)	(3)

[1] Per basic and diluted earnings/(loss) per common share. The calculation of diluted earnings per common share for the six months ended June 30, 2004 did not assume the effect of 10,566,356 shares issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for this period.

Note J. Stock-based compensation plans

The Company has adopted the disclosure-only provisions of SFAS123 and applies Accounting Principles Board Opinion No. 25 (APB No. 25) and related interpretations in accounting for its employee stock-based compensation plans.

Bonus Share Plan (BSP) and Long-Term Incentive Plan (LTIP)

At the annual general meeting held on April 29, 2005, shareholders approved the introduction of the BSP and LTIP and the discontinuation of the current share incentive scheme. Options which have been granted under the current share incentive scheme will remain subject to the conditions under which they were originally granted. Grants under BSP and LTIP commenced in 2005.

Participants in the BSP will receive an annual bonus, part of which is to be paid in cash and part in shares, subject to certain performance criteria being met. The share element vests after three years, provided that the participant is still in the Company's employment at that time.

Awards in respect of the LTIP will be made to the most senior executives and managers in the Company. The scheme will reward participants through the granting of shares for the achievement of performance criteria over a three-year period, whereby the company will need to outperform its gold company peers consistently. Additionally, strategic business objectives will also need to be met, such as the successful integration of Ashanti into AngloGold.

As at June 30, 2005, the Company has two types of stock-based employee compensation plans, consisting of time-based awards and the performance related awards. During the six months ended June 30, 2005 and 2004 the Company recognized a compensation expense of $0.1 million and $nil million, respectively, related to time-based awards.

No compensation expense was recognized as of June 30, 2005 related to the performance awards under APB No. 25, as the exercise price was greater than or equal to the fair market value at the end of the reporting period. The performance related options are accounted for as variable compensation awards, accordingly the compensation expense is calculated at the end of each reporting period until the performance obligation has been met or waived. Compensation expense will vary based on the fluctuations of the underlying stock price in excess of the exercise price. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

ANGLOGOLD ASHANTI LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2005…continued

Prepared in accordance with US GAAP

Note J. Stock-based compensation plans (continued)

	Six months ended June 30, 2005 (unaudited)	Six months ended June 30, 2004 (unaudited)
	(in US Dollars, millions)	
Net income, as reported	9	13
Deduct: Variable compensation awards credit as calculated under APB No. 25	-	(4)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3)	(6)
Pro forma net income	6	3
Earnings per share (cents)		
Basic – as reported	4	5
Basic – pro forma	2	1
Diluted [(1)] – as reported	4	5
Diluted [(1)] – pro forma	2	1

[(1)] The calculation of diluted earnings per common share for the six months ended June 30, 2005 and 2004 did not assume the effect of 15,384,615 and 10,566,356 shares, respectively, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

Note K. Segment information

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

	Six months ended June 30, 2005 (unaudited)	Six months ended June 30, 2004 (unaudited)
	(in US Dollars, millions)	
Revenues by area		
South Africa	584	554
Argentina	44	36
Australia	122	78
Brazil	91	76
Ghana[(1)]	155	54
Guinea[(1)]	61	1
Mali	113	80
Namibia	16	13
USA	51	51
Tanzania[(2)]	136	77
Zimbabwe[(1)]	-	2
Other, including Corporate and Non-gold producing subsidiaries	3	2
Total revenues	1,376	1,024
Less: Equity method investments included above	(113)	(122)
Total consolidated	1,263	902

(1) Operations acquired as part of the Business Combination between AngloGold and Ashanti effective April 26, 2004.

(2) Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti. Equity income from Geita is included for the period ended April 26, 2004.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note K. Segment information (continued)

	Six months ended June 30,	
	2005	**2004**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Segment income before deferred income and mining tax		
South Africa	26	51
Argentina	15	1
Australia	33	25
Brazil	39	37
Ghana[1]	(18)	1
Guinea[1]	8	(1)
Mali	18	5
Namibia	-	2
USA	(7)	-
Tanzania[2]	3	10
Zimbabwe[1]	-	-
Other, including Corporate and Non-gold producing subsidiaries	(2)	(5)
Total segment income	115	126

[1] Operations acquired as part of the Business Combination between AngloGold and Ashanti effective April 26, 2004.

[2] Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti. Equity income from Geita is included for the period ended April 26, 2004.

	Six months ended June 30,	
	2005	**2004**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Reconciliation of segment income to Net income		
Segment total	115	126
Exploration costs	(22)	(20)
General and administrative expenses	(37)	(24)
Market development costs	(7)	(7)
Non-hedge derivative gains/(loss)	11	(60)
Deferred income and mining tax benefit	15	15
Discontinued operations	(33)	(8)
Minority interest	(11)	(9)
Cumulative effect of accounting change	(22)	-
Net income	9	13

	At June 30,	At December 31,
	2005	**2004**
	(unaudited)	
	(in US Dollars, millions)	
Segment assets		
South Africa	2,798	3,431
Argentina	263	260
Australia	690	711
Brazil	357	340
Ghana[1]	2,150	2,126
Guinea[1]	351	325
Mali	334[3]	344[3]
Namibia	37	38
USA	439	408
Tanzania[2]	1,112	1,065
Zimbabwe[1]	-	-
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	285	348
Total segment assets	8,816	9,396

[1] Operations acquired as part of the Business Combination between AngloGold and Ashanti effective April 26, 2004.

[2] Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti.

[3] Investment held.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note L. Earnings per share data

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended June 30,	
	2005	2004
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Numerator		
Income before cumulative effect of accounting change	31	13
Cumulative effect of accounting change	(22)	-
Net income – applicable to common stockholders	9	13
Denominator for basic earnings per common share		
Weighted average number of common shares	264,522,557	238,129,583
Basic earnings per common share (cents)	4	5
Dilutive potential common shares		
Weighted average number of common shares	264,522,557	238,129,583
Dilutive potential of stock incentive options	547,430	-
Dilutive potential of Convertible Bonds [1]	-	-
Denominator for diluted earnings per common share		
Adjusted weighted average number of common shares and assumed conversions	265,069,987	238,129,583
Diluted earnings per common share (cents)	4	5

[1] The calculation of diluted earnings per common share for the six months ended June 30, 2005 and 2004 did not assume the effect of 15,384,615 and 10,566,356 shares, respectively, issuable upon the exercise of Convertible Bonds as their effects are anti-dilutive for these periods.

Note M. Accumulated other comprehensive income

Other comprehensive income consists of the following:

	Six months ended June 30,	
	2005	2004
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Opening balance	(423)	(740)
Translation (loss)/gain	(208)	31
Financial instruments	-	123
	(631)	(586)
Net income	9	13
Translation (loss)/gain	(208)	31
Financial instruments	-	123
Total other comprehensive income is:	(199)	167

Note N. Employee benefit plans

The Company has made provision for pension and provident schemes covering substantially all employees.

Components of net periodic benefit cost

	Six months ended June 30,			
	2005		2004	
	(unaudited)		(unaudited)	
	(in US Dollars, millions)			
	Pension benefits	Other benefits	Pension benefits	Other benefits
Service cost	4	-	3	-
Interest cost	9	7	9	7
Expected return on plan assets	(3)	-	(8)	-
Amortization of prior service cost	-	-	-	-
Actuarial gain	(7)	-	-	-
Net periodic benefit cost	3	7	4	7

Employer contributions

As disclosed in the Company's annual report on Form 20-F for the year ended December 31, 2004, it expected to contribute $11 million to its pension plan in 2005. As of June 30, 2005, $9 million of contributions including the additional funding of $5 million have been made, with an expected $3 million to be made towards the total expected contributions during the remaining six months of 2005.

In addition, on June 30, 2005 the Company contributed $5 million to fund its pension plan, as part of a total anticipated contribution of $35 million over a period of eight years. As at June 30, 2005 the Company has contributed a total of $10 million towards the $35 million funding.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note O. Summarized income statement information of affiliates

The Company has investments in certain joint venture arrangements consisting of operating entities situated in Mali (the Sadiola, Morila and Yatela Joint Ventures) and Tanzania (the Geita Joint Venture) each of which is significant and is accounted for under the equity method. Equity income from Geita is included for the period ended April 26, 2004 when the Company acquired an additional 50 percent in Geita as part of the AngloGold Ashanti Business Combination, resulting in Geita being accounted for as a subsidiary of AngloGold Ashanti. Summarized income statement information of these investees is as follows:

	Six months ended June 30,	
	2005	**2004**
	(unaudited)	(unaudited)
	(in US Dollars, millions)	
Revenue	93	122
Costs and expenses	(77)	(106)
Income before taxation	16	16
Deferred income and mining tax	(1)	(3)
Net income	15	13

Note P. Commitments and contingencies

North America – Reclamation
Pursuant to US environmental regulations, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these regulations. AngloGold Ashanti USA has posted reclamation bonds with various federal and governmental agencies to cover potential environmental rehabilitation obligations in amounts aggregating approximately $49 million.
The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet their environmental rehabilitation obligations. As at June 30, 2005 the carrying value of these environmental obligations relating to AngloGold Ashanti USA amounted to $21 million and are included in the Provision for environmental rehabilitation in the Company's consolidated balance sheet. The environmental obligations will expire upon completion of such rehabilitation. There are no recourse provisions that would enable AngloGold Ashanti to recover from third parties any of the amounts paid under the guarantee.

North America – Equipment leases
Pursuant to the assignment of equipment leases to Queenstake Resources USA Inc., as a result of the sale of Jerritt Canyon effective June 30, 2003, AngloGold Ashanti USA has become secondarily liable in the event of a default by Queenstake Resources USA Inc. in performance of any of the lessee's obligations arising under the Lease. These agreements have an approximate term of 3 years and the maximum potential amount of future payments amounted to $0.3 million.

Yatela loan
AngloGold Ashanti has signed as surety in favor of the bankers on the Yatela loan for $2 million. The Yatela Joint Venture is equity accounted.

AngloGold Offshore Investments Limited – Nufcor International Limited loan facility
AngloGold Offshore Investments Limited a wholly-owned subsidiary of AngloGold Ashanti has given a guarantee of 50 percent of the Nufcor International Limited loan facility with RMB International (Dublin) Limited amounting to $25 million. Nufcor International Limited is accounted for under the equity method.

Australia – Exploration and development tenements
AngloGold Ashanti has given collateral to certain bankers for satisfactory contract performance in relation to exploration and development tenements and mining operations in Australia amounting to $16 million.

North America – Gold shipments claims
AngloGold Ashanti USA has a potential liability in respect of preference claims from a third party amounting to $2 million.
The potential liability is in respect of gold shipments returned by the third party to AngloGold Ashanti USA, which the bankruptcy trustee is claiming should not have been returned and final shipments that should not have been paid as the third party had filed for protection under Chapter 11 of the U.S. Bankruptcy Code.

Tax claims – Mali and South America
Tax claims in Mali including interest and penalties of $2 million and various existing equipment tax claim guarantees in South America amounting to $3 million.
Discussions are continuing with the Malian government as to the validity of tax claims including interest and penalties. The claims have arisen due to new legislation that is in conflict with AngloGold Ashanti's prior mining convention stability agreements and different interpretations of the legislation. The Malian Joint Ventures are equity accounted.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note P. Commitments and contingencies (continued)

Re-export arrangements of artifacts
Re-export arrangements regarding certain artifacts amounting to $3 million. AngloGold Ashanti has undertaken to re-export certain gold artifacts temporarily imported into South Africa and whose custom and value added tax was waived. The Company will be required to pay if it fails to comply with the re-export arrangements agreed with the South African Revenue Service.

Certain Value Added Tax (VAT) claims in Tanzania
The Tanzanian Revenue Authority is claiming $10 million from the Company in VAT, mainly for fuel supplied to a contractor. The Company is contesting this claim on the grounds that the equipment involved is either the property of the Company or of a contractor, and that development agreements with the Tanzanian government exempted the Company and its sub-contractors from such VAT. The Company cannot reasonably predict the final outcome of these claims.

Stamp duty on transfer of property in Tanzania
The Tanzanian Revenue Authority is claiming $9 million from the Company in stamp duty on the transfer of property in Tanzania, even though transfer of ownership occurred as a result of change in ownership of the holding company, which is registered in another country. The Company cannot reasonably predict the final outcome of this claim.

US Class Action
Terms of settlement to settle a US class action brought against the former Ashanti Goldfields Company Limited under United States Federal Securities laws in the United States District Court for the Eastern District of New York have been concluded, subject to approval by the Court. The complaint inter-alia alleges non-disclosures and misstatements regarding Ashanti Goldfields Company Limited's hedging position and hedging program. The plaintiffs contend that the Company and the individual defendants' actions violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated under that Act.
Currently, the Court hearing to consider approving the settlement is scheduled for early November 2005. There is no guarantee that a final settlement will be concluded in a manner satisfactory to the parties involved and the Company cannot make any assurances regarding the ultimate result of this litigation. However, if the settlement is concluded pursuant to the documents submitted to the Court for approval, it will have no material financial impact on the Company.

Taxation
With operations in several countries on several continents, AngloGold Ashanti is subject to, and pays annual income taxes under the various income tax regimes where it operates. Some of these tax regimes are defined by contractual agreements with the local government, but others are defined by the general corporate income tax laws of the country. The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. The tax rules and regulations in many countries are complex and subject to interpretation. From time to time the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company's business conducted within the country involved. Management believes such tax contingencies have been adequately provided for, and as assessments are completed, the Company will make appropriate adjustments to those estimates used in determining amounts due.

Capital cost and electricity supply of Navachab
A potential liability of $1 million exists at Navachab in Namibia to pay the outstanding capital cost of the water pipeline and electricity supply in case of mine closure prior to 2019. Based on current life-of-mine business plans, the Company believes the likelihood of this to be more than remote but less than likely.

Water pumping costs
On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally, the costs of pumping water at some shafts of DRDGold's North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold's threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. The aggregate monthly cost of pumping is estimated at R8 million ($1 million) in terms of directives issued by the Department of Water Affairs and Forestry. The directives expire at the end of October 2005. The Department of Water Affairs and Forestry may then issue final directives to apportion the liability for pumping. The Company's interdict application may again be heard in court in September 2005.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note Q. Recent developments

Announcements made after June 30, 2005:

On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued at R75 million ($11 million). On finalization of the transaction AngloGold Ashanti will hold in excess of 5 percent of Aflease shares.

On July 27, 2005 AngloGold Ashanti reached an agreement with the Government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7 million. In addition, the Company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the Government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the Government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

On August 2, 2005 AngloGold Ashanti announced that the Company had received notification from the Director-General of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the Company committed itself to achieving the Mining Charter's goals, including: 40 percent representation in management of Historically Disadvantaged South Africans within five years; participating in local economic development programs in the areas where it operates and from which it draws its labor; and meeting the Charter's empowerment ownership target. In respect of the latter, in addition to the transactions with Armgold carried out between 1998 and 2002, the Company's committed to the development of an Employee Share Ownership Program, with a value equivalent to approximately 6 percent of the South African assets.

On August 11, 2005 AngloGold Ashanti announced the end of the South African gold mining industry's wage dispute and strike, which resulted in three lost production shifts and culminated in the signing of a two-year wage agreement, effective July 1, 2005.

On August 11, 2005 AngloGold Ashanti announced that it had disposed of its La Rescatada Project for a total consideration of $12.5 million, with an option to repurchase 60 percent of the project should reserves in excess of 2 million ounces be identified within three years. The exploration project is located approximately 800 kilometers south-east of the city of Lima in Peru.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note R. Declaration of dividends

On January 26, 2005, AngloGold Ashanti declared a final dividend of 180 South African cents (30.37 US cents) per ordinary share for the year ended December 31, 2004 with a record date of February 18, 2005 and a payment date of February 25, 2005 for holders of ordinary shares and CDIs, February 28, 2005 for holders of GhDSs, and March 7, 2005 for holders of ADSs. On July 27, 2005 AngloGold Ashanti declared an interim dividend of 170 South African cents (approximately 25 US cents) per ordinary share for the six months ended June 30, 2005 with a record date of August 19, 2005 and a payment date of August 26, 2005 for holders of ordinary shares and CDIs, August 29, 2005 for holders of GhDSs and approximately September 6, 2005 for holders of ADSs. Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

Note S. Supplemental condensed consolidating financial information

With effect from October 1, 2004, AngloGold Ashanti has transferred certain of its operations and assets located outside South Africa (excluding certain operations and assets in the United States, Australia and Africa) to AngloGold Holdings plc. (originally SMI Holdings Limited and formerly AngloGold Holdings Limited) ("IOMco"), its wholly-owned subsidiary. IOMco is an Isle of Man registered company.

IOMco has issued debt securities which are fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the "Guarantor"). The following is condensed financial information of the registrant and consolidating financial information for the Company as of June 30, 2005 and December 31, 2004 and for the six months ended June 30, 2005 and 2004, with a separate column for each of IOMco as Issuer, AngloGold Ashanti Limited as Guarantor and the other businesses of the group combined (the "Non-Guarantor Subsidiaries"). For the purposes of the condensed consolidating financial information, the Company carries its investments under the equity method.

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Sales and other income	589	5	679	(10)	1,263
Product sales	577	-	664	-	1,241
Interest, dividends and other	12	5	15	(10)	22
Costs and expenses	561	39	639	(17)	1,222
Production costs	389	-	401	-	790
Exploration costs	2	-	20	-	22
Related party transactions	20	-	1	-	21
General and administrative	28	20	6	(17)	37
Royalties paid/(received)	-	-	20	-	20
Market development costs	4	-	3	-	7
Depreciation, depletion and amortization	106	-	176	-	282
Impairment of assets	7	-	-	-	7
Interest expense	14	16	9	-	39
Accretion expense	2	-	(1)	-	1
Employment severance costs	7	-	-	-	7
Profit on sale of assets	-	-	-	-	-
Non-hedge derivative (gains)/loss	(18)	3	4	-	(11)
Income/(loss) before income tax provision	28	(34)	40	7	41
Deferred income and mining tax (expensed)/benefit	(13)	-	28	-	15
Minority interest	3	-	(14)	-	(11)
Equity income in affiliates	19	-	-	-	19
Equity income/(loss) in subsidiaries	32	-	-	(32)	-
Income/(loss) from continuing operations	69	(34)	54	(25)	64
Discontinued operations	(33)	-	-	-	(33)
Income/(loss) after discontinued operations	36	(34)	54	(25)	31
Preferred stock dividends	(5)	-	(5)	10	-
Income/(loss) before cumulative effect of accounting change	31	(34)	49	(15)	31
Cumulative effect of accounting change	(22)	-	-	-	(22)
Net income/(loss) - applicable to common stockholders	9	(34)	49	(15)	9

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of income
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Sales and other income	559	1	353	(11)	902
Product sales	539	-	341	-	880
Interest, dividends and other	20	1	12	(11)	22
Costs and expenses	573	1	326	-	900
Production costs	377	-	168	-	545
Exploration costs	4	-	16	-	20
Related party transactions	9	-	8	-	17
General and administrative	21	-	3	-	24
Royalties paid/(received)	-	-	8	-	8
Market development costs	5	-	2	-	7
Depreciation, depletion and amortization	77	-	105	-	182
Impairment of assets	-	-	1	-	1
Interest expense	16	8	8	-	32
Accretion expense	3	-	-	-	3
Employment severance costs	5	-	-	-	5
Profit on sale of assets	-	-	(4)	-	(4)
Non-hedge derivative loss/(gains)	56	(7)	11	-	60
(Loss)/income before income tax provision	(14)	-	27	(11)	2
Deferred income and mining tax benefit/(expensed)	25	-	(10)	-	15
Minority interest	-	-	(9)	-	(9)
Equity income in affiliates	13	-	-	-	13
Equity income/(loss) in subsidiaries	2	-	-	(2)	-
Income/(loss) from continuing operations	26	-	8	(13)	21
Discontinued operations	(8)	-	-	-	(8)
Income/(loss) after discontinued operations	18	-	8	(13)	13
Preferred stock dividends	(5)	-	(6)	11	-
Income/(loss) before cumulative effect of accounting change	13	-	2	(2)	13
Cumulative effect of accounting change	-	-	-	-	-
Net income/(loss) - applicable to common stockholders	13	-	2	(2)	13

16

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT JUNE 30, 2005
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
ASSETS					
Current Assets	774	1,908	4,017	(5,429)	1,270
Cash and cash equivalents	9	36	214	-	259
Receivables	692	1,872	3,564	(5,429)	699
Trade	31	-	23	-	54
Inter-group balances	330	1,829	3,270	(5,429)	-
Derivatives	290	-	167	-	457
Value added taxes	4	-	30	-	34
Other	37	43	74		154
Inventories	73	-	205		278
Materials on the leach pad	-	-	34		34
Property, plant and equipment, net	1,727	-	3,020	-	4,747
Acquired properties, net	254	-	1,260	-	1,514
Goodwill and other intangibles, net	(1)	247	596	(259)	583
Derivatives	58	-	2	-	60
Materials on the leach pad	-	-	109	-	109
Other long-term assets	3,133	2,488	184	(5,272)	533
Total assets	5,945	4,643	9,188	(10,960)	8,816
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	1,176	50	5,394	(5,398)	1,222
Accounts payable and other current liabilities	226	13	163	29	431
Inter-group balances	426	26	4,975	(5,427)	-
Derivatives	340	-	228	-	568
Short-term debt	142	11	9	-	162
Income and mining tax payable	42	-	19	-	61
Long-term debt	299	1,160	186	-	1,645
Derivatives	106	17	435	-	558
Deferred income and mining tax	543	-	843	(27)	1,359
Provision for environmental rehabilitation	100	-	123	-	223
Other accrued liabilities	-	-	16	-	16
Provision for pension and other post-retirement medical benefits	140	-	22	-	162
Minority interest	11	-	50	-	61
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	3,570	3,416	2,119	(5,535)	3,570
Common stock issued	10	3,295	315	(3,610)	10
Additional paid in capital	4,964	1	665	(666)	4,964
Accumulated deficit	(773)	120	102	(222)	(773)
Accumulated other comprehensive income	(631)	-	1,037	(1,037)	(631)
Total liabilities and stockholders' equity	5,945	4,643	9,188	(10,960)	8,816

17

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating balance sheets
AT DECEMBER 31, 2004
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
ASSETS					
Current Assets	1,006	1,188	4,782	(5,561)	1,415
Cash and cash equivalents	18	53	228	-	299
Receivables	896	1,135	4,273	(5,561)	743
Trade	13	-	17	-	30
Inter-group balances	402	1,101	4,058	(5,561)	-
Derivatives	401	-	90	-	491
Value added taxes	9	-	20	-	29
Other	71	34	88	-	193
Inventories	92	-	176	-	268
Materials on the leach pad	-	-	105	-	105
Property, plant and equipment, net	1,961	-	3,050	-	5,011
Acquired properties, net	324	-	1,330	-	1,654
Goodwill and other intangibles, net	(1)	247	604	(259)	591
Derivatives	171	-	16	-	187
Materials on the leach pad	-	-	22	-	22
Other long-term assets	3,109	2,919	189	(5,701)	516
Total assets	6,570	4,354	9,993	(11,521)	9,396
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current liabilities	1,257	72	5,657	(5,521)	1,465
Accounts payable and other current liabilities	238	10	195	36	479
Inter-group balances	482	44	5,031	(5,557)	-
Derivatives	456	10	140	-	606
Short-term debt	29	8	278	-	315
Income and mining tax payable	52	-	13	-	65
Long-term debt	354	1,000	17	-	1,371
Derivatives	164	-	570	-	734
Deferred income and mining tax	688	-	871	(34)	1,525
Provision for environmental rehabilitation	93	-	116	-	209
Other accrued liabilities	-	-	14	-	14
Provision for pension and other post-retirement medical benefits	152	-	21	-	173
Minority interest	16	-	43	-	59
Commitments and contingencies	-	-	-	-	-
Stockholders' equity	3,846	3,282	2,684	(5,966)	3,846
Common stock issued	10	3,294	318	(3,612)	10
Additional paid in capital	4,961	1	665	(666)	4,961
Retained deficit	(702)	(11)	134	(123)	(702)
Accumulated other comprehensive income	(423)	(2)	1,567	(1,565)	(423)
Total liabilities and stockholders' equity	6,570	4,354	9,993	(11,521)	9,396

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2005
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Net cash provided by/(used in) operating activities	76	(695)	873	(10)	244
Net income after discontinued operations	36	(34)	54	(25)	31
Reconciled to net cash provided by/(used in) operations:					
Profit on sale of assets	-	-	-	-	-
Depreciation, depletion and amortization	106	-	176	-	282
Deferred stripping costs	-	-	4	-	4
Impairment of assets	7	-	-	-	7
Deferred income and mining tax	11	-	(31)	-	(20)
Other non cash items	(39)	4	45	15	25
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits	(7)	-	(5)	-	(12)
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	(18)	(663)	681	-	-
Receivables	3	(6)	(4)	-	7
Inventories	11	-	(45)	-	(34)
Accounts payable and other current liabilities	(34)	4	(2)	-	(32)
Net cash (used)/generated in investing activities	(171)	517	(738)	-	(392)
Increase in non current investments	1	(15)	(1)	-	(15)
Additions to property, plant and equipment	(164)	-	(140)	-	(304)
Proceeds on sale of mining assets	-	-	-	-	-
Cash outflows from hedge restructuring	-	-	(69)	-	(69)
Cash paid as part of acquisition	-	-	-	-	-
Proceeds on sale of investments	-	527	(527)	-	-
Net loans (advanced)/repaid	(8)	5	(1)	-	(4)
Net cash generated/(used) in financing activities	60	160	(117)	10	113
Payments of short-term debt	1	-	(275)	-	(274)
Insurance of stock	3	-	-	-	3
Share issue expenses	-	-	-	-	-
Proceeds of long-term debt	141	160	170	-	471
Dividends paid	(85)	-	(12)	10	(87)
Net (decrease)/increase in cash and cash equivalents	(35)	(18)	18	-	(35)
Effect of exchange rate changes on cash	26	1	(32)	-	(5)
Cash and cash equivalents – January 1,	18	53	228	-	299
Cash and cash equivalents – June 30,	9	36	214	-	259

19

ANGLOGOLD ASHANTI LIMITED

Prepared in accordance with US GAAP

Note S. Supplemental condensed consolidating financial information (continued)

Condensed consolidating statements of cash flow
FOR THE SIX MONTHS ENDED JUNE 30, 2004
(In million US dollars, except share information)

	AngloGold Ashanti (the "Guarantor")	IOMco (the "Issuer")	Other subsidiaries (the "Non-Guarantor Subsidiaries")	Cons adjustments	Total
Net cash provided by/(used in) operating activities	367	(606)	423	(11)	173
Income/(loss) after discontinued operations	18	-	8	(13)	13
Reconciled to net cash provided by/(used in) operations:					
Profit on sale of assets	-	-	(4)	-	(4)
Depreciation, depletion and amortization	77	-	105	-	182
Deferred stripping costs	-	-	(15)	-	(15)
Impairment of assets	-	-	1	-	1
Deferred income and mining tax	(36)	-	4	-	(32)
Other non cash items	83	(5)	9	2	89
Net decrease in provision for environmental rehabilitation and pension and other post-retirement medical benefits	-	-	(5)	-	(5)
Effect of changes in operating working capital items:					
Net movement in inter-group receivables and payables	240	(602)	362	-	-
Receivables	(48)	1	5	-	(42)
Inventories	25	-	(36)	-	(11)
Accounts payable and other current liabilities	8	-	(11)	-	(3)
Net cash used in investing activities	(147)	(183)	(10)	-	(340)
Additions to property, plant and equipment	(142)	-	(88)	-	(230)
Proceeds on sale of mining assets	-	-	5	-	5
Cash paid as part of acquisition	-	(183)	57	-	(126)
Net loans (advanced)/repaid	(5)	-	16	-	11
Net cash (used)/generated in financing activities	(375)	988	(403)	11	221
Payments of short-term debt	(286)	-	(392)	-	(678)
Insurance of stock	2	-	-	-	2
Share issue expenses	-	-	-	-	-
Proceeds of long-term debt	25	988	6	-	1,019
Dividends paid	(116)	-	(17)	11	(122)
Net (decrease)/increase in cash and cash equivalents	(155)	199	10	-	54
Effect of exchange rate changes on cash	(3)	-	12	-	9
Cash and cash equivalents – January 1,	280	-	199	-	479
Cash and cash equivalents – June 30,	122	199	221	-	542

Operating and financial review and prospects

In the following related management's discussion of operating and financial review and prospects, references to $ are to the lawful currency of the United States, references to A$ are to the lawful currency of Australia and references to BRL are to the lawful currency of Brazil.

Overview

AngloGold Ashanti is a global gold producer with 22 operations comprising open-pit and underground mines and surface metallurgical plants in 10 countries, and gold production nearing 6 million ounces annually. The company was formed in 2004 as a result of the completed Business Combination of AngloGold and Ashanti Goldfields. The combined company has one of the world's largest gold reserves and resources bases and focused exploration activities around the globe. Employing more than 63,800 people around the world, AngloGold Ashanti is listed on the following exchanges: JSE Limited (JSE) as well as the London, New York, Ghana and Australian stock exchanges and Euronext Paris and Euronext Brussels.

Introduction

Operating results

AngloGold Ashanti's revenues are derived primarily from the sale of gold produced at its mines. An insignificant portion of its revenue is derived from the sales of silver, uranium oxide and sulphuric acid. As a result, AngloGold Ashanti's operating results are directly related to the price of gold which can fluctuate widely and are affected by numerous factors beyond its control, including industrial and jewellery demand, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa.

As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below AngloGold Ashanti's cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects

Impact of exchange rate fluctuations

In line with the global trend of a stronger US dollar, the rand weakened against the US dollar by 18 percent in the first six months of 2005 (based on the exchange rates of R5.65 and R6.68 per US dollar on January 1, 2005 and June 30, 2005, respectively). In addition, when comparing the average exchange rates of the rand against the US dollar of R6.21 and R6.67 during the first six months of 2005 and 2004, respectively, the value of the rand gained 7 percent against the US dollar. The Australian dollar also strengthened against the US dollar by 5 percent based on the average exchange rates of A$1.29 and A$1.35 per US dollar during the first six months of 2005 and 2004, respectively. As a result of these strong local currencies, production costs expressed in US dollars increased during the six-month period ended June 30, 2005 when compared with the same period of 2004 which negatively impacted on the profitability of AngloGold Ashanti.

Acquisitions and dispositions

The global gold mining industry has experienced active consolidation and rationalization activities in recent years. Accordingly, AngloGold Ashanti has been, and expects to continue to be, involved in a number of acquisitions and dispositions as part of this global trend and to identify value-adding Business Combination and acquisition opportunities.

On January 20, 2004, the Company announced that it had received a cash payment of A$4 million ($3 million) and 25 million fully paid ordinary shares from Tanami Gold NL in Australia, as consideration for Tanami Gold's purchase of the Western Tanami Project. This follows an initial payment of A$0.3 million ($0.2 million) made on November 24, 2003, when the Heads of Agreement was signed by the companies.

On April 26, 2004, AngloGold announced that on Friday, April 23, 2004, the High Court in Ghana confirmed the scheme of arrangement, in terms of which AngloGold acquired the entire issued share capital of Ashanti Goldfields Company Limited. The court order approving the scheme was lodged with the Registrar of Companies in Ghana on Monday, April 26, 2004, thereby giving effect to the merger of the two companies and the name change to AngloGold Ashanti Limited. The new company was listed on the Ghana Stock Exchange on Tuesday, April 27, 2004. Following the Business Combination, effective April 26, 2004, Ashanti became a private company and a wholly-owned subsidiary of AngloGold and AngloGold changed its name to AngloGold Ashanti Limited, following the approval by its shareholders at a general meeting held on April 8, 2004. Due to the size and nature of the acquisition and the geographical spread and remote locations of some of the properties acquired and the associated assets, AngloGold Ashanti is still in the process of finalizing the purchase price allocation of fixed assets acquired. However, the final purchase price allocation is not expected to vary significantly from the preliminary allocation.

On July 1, 2004 AngloGold Ashanti announced that it had entered into an agreement with Trans-Siberian Gold plc for the acquisition of a 29.9 percent stake in the company through an equity investment of approximately £17.6m (approximately $32 million) in two subscriptions for ordinary shares. The first tranche of ordinary shares of 17.5 percent was acquired during July 2004. This first move into Russia allows AngloGold Ashanti the opportunity of establishing an association with credible partners familiar with the environment.

On April 28, 2005, the Company announced that agreement had been reached with Trans-Siberian Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription were approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti's initial 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed.

On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before December 15, 2006. Following this announcement, a decision was taken to accept a cash consideration of A$1 million in lieu of shares in Crescent Gold Limited.

On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued at R75 million ($11 million). On finalization of the transaction AngloGold Ashanti will hold in excess of 5 percent of Aflease shares.

On August 11, 2005 AngloGold Ashanti announced that it had disposed of its La Rescatada Project for a total consideration of $12.5 million, with an option to repurchase 60 percent of the project should reserves in excess of 2 million ounces be identified within three years. The exploration project is located approximately 800 kilometers south-east of the city of Lima in Peru.

Gold market

The behavior of the gold price diverged from movements in the value of the US dollar during the second quarter. The distinctive feature of the gold price rally of the past four years has been the extent to which the gold price has risen in proportion to the weakening of the US dollar against the euro, and fallen back when the US dollar has strengthened against the euro. During the second quarter of 2005 however, as the US dollar strengthened against the euro, the US dollar spot price of gold finished June 2005 some 2 percent firmer on the quarter ended March 31, 2005. As a direct consequence of the stronger $/weaker euro, and a stronger spot gold price, the euro price of gold rose by 12 percent during the second quarter of 2005 to a high of €368 per ounce from the first quarter of 2005.

In effect, traders on the New York Comex elected to remain long gold as the US currency strengthened. There appeared to be no single justification for this change of trading strategy on Comex. One important element was that of short covering on the Comex. Certain investors had gone significantly short gold early in the second quarter of 2005 when US dollar strength first emerged, taking Comex to a net long position of only 5.6 million ounces, the lowest net long position since mid-2003. When this short move attracted no further selling interest, the market saw sustained short covering in June 2005 notwithstanding the strong US dollar. This reaction on Comex took the net long gold position on the exchange back up to almost 18 million ounces net long at the end of June 2005. In effect, investors were buying US dollars and buying gold during the same period.

The correction in the spot gold market was still under-way at the end of the quarter ended June 30, 2005, when the gold price closed at $434 per ounce.

The sustained investor interest in gold during the second quarter of 2005 does not necessarily reflect a complete break between gold price movement and changes in the value of the US dollar. It is likely that gold will again respond positively to renewed US dollar weakness in the future, but off a higher base. The events of this quarter confirm the fact that the New York Comex remains the primary market place for investor and speculator activity in gold, and for the spot pricing of gold.

Physical offtake of gold continued to improve during the first quarter of 2005, following the healthy performance of demand in 2004. Consumption of gold in jewellery in the first quarter increased by 17 percent year-on-year, largely on the back of growth in Indian demand. Gold jewellery offtake in the developed markets of the USA, Europe and Japan remained flat to down. Net bullion supply on the market increased by 23 percent, driven particularly by higher official sales of 254 tons during the first quarter and significantly reduced de-hedging by gold producers, and the market remained effectively in balance.

However, gold offtake in the second quarter of 2005 suffered from the combination of higher gold prices in local currencies (on the back of the stronger US dollar) and seasonally low demand for jewellery. Offtake in India has fallen particularly during this quarter due to these two factors. Nevertheless, the major physical gold markets seem to have adjusted to higher gold prices in general, and demand would be expected to increase again should gold weaken from the higher spot price levels at which it traded at the end of the second quarter.

The official sector contributed to better sentiment towards gold during the quarter ended June 30, 2005 with the announcement by the G8 of a debt relief program for heavily indebted poor countries which would not be funded by the revaluation or sale of the gold reserves of the IMF, as had been proposed in recent months. Although most commentators had expressed doubt that the proposal by UK's Gordon Brown, for the funding of debt relief by the sale of IMF gold reserves would succeed, the announcement removed a residual uncertainty that new sales might cap the gold market for a time.

The high level of official gold sales during the early months of 2005 has led to less official selling since then, and assisted the physical market in the second quarter of 2005, when physical demand has fallen.

At the end of June 2005, the US dollar had gained 11 percent against the euro since the beginning of 2005, most of this during the second quarter of the year. During July, the US dollar gained further to reach a high of $1.186/€, a level last achieved in mid-2004.

During the four years of correction in the US currency against the euro since 2001, the market has seen several US dollar rallies led by economic good news from the USA, where cyclical strength in the US economy has outweighed the structural problems in that economy. However, during the second quarter of 2005, the cyclical advantages of sound economic growth and rising interest rates in the USA were complemented by recognition of major negative factors in European economies, and the fact that these weaknesses were fundamentally at odds with a stronger euro. Sentiment towards the euro was also damaged by political uncertainties raised by the referenda in France and Holland in June 2005, in which voters rejected the new European Constitution. The US dollar was the direct beneficiary of the market's concern about the European currency, and market fears about the US trade and fiscal deficits receded during the period under review.

While the dollar has moved largely on good news in the US economy and bad news in Europe, the stronger US currency has now broken through the technical trend lines of the correction of the past four years. This technical break has occurred in respect of the exchange rate both against the euro and against a trade-weighted currency index. Market commentary is divided between institutions that now see a stronger dollar by the end of 2005, and those who still expect dollar weakness to resume, albeit with more modest year-end targets.

While South Africa suffered no particular negative economic shift during the period, the local currency lost ground sharply against the US dollar. This move was driven by the stronger dollar, but also by some public recognition by leading monetary and political figures of the harm done to sectors of the South African economy by a strong local currency.

While the further movement of the dollar against the euro will influence rand exchange rates, the market seems more persuaded now of the likelihood of a weaker rand going forward.

In 2005, the spot price of gold opened at $435 per ounce in January and closed at $434 per ounce in June 2005, compared with $415 per ounce in January 2004 and $394 per ounce in June 2004. The average spot price of gold was $427 per ounce during the six months ended June 30, 2005, $26 per ounce, or 6 percent, higher than $401 per ounce, the average spot price for the same period in 2004. During the first six months of 2005, the highest spot price of gold was $446 per ounce compared to a high of $430 per ounce for the same period in 2004. The lowest spot price of gold was $410 per ounce during the six months ended June 30, 2005, 6 percent higher than $388 per ounce, the lowest spot price of gold for the same period ended June 30, 2004.

Operating review

Presented in the table below is selected operating data for AngloGold Ashanti for the six-month periods ended June 30, 2005 and 2004. The operating data gives effect to the acquisitions and dispositions discussed above as of the effective date of such acquisitions and dispositions:

Operating data for AngloGold Ashanti	Six months ended June 30,	
	2005	**2004**
Total gold production (000 oz)	3,138	2,603
Total cash cost ($/oz)	281	254
Total production cost ($/oz)	388	338
Production costs ($ million)	790	545
Capital expenditure ($ million)	311	237
Consolidated entities	304	230
Equity accounted joint ventures	7	7

Gold production

For the six months ended June 30, 2005, AngloGold Ashanti's total gold production increased by 535,000 ounces, or about 21 percent, to 3.14 million ounces from 2.60 million ounces produced in the same period in 2004. Gold production from operations located in South Africa decreased from 1,407,000 ounces produced in the six months to June 30, 2004, to 1,329,000 ounces produced over the same period of 2005 mainly due to a decrease in production due to lower grades and volumes mined at Tau Lekoa, TauTona, and Savuka. Gold production in Mali increased from 211,000 ounces produced in the six months to June 30, 2004, to 261,000 ounces over the same period of 2005 mainly due to improved plant capacity at Morila. Gold production in Argentina and Australia increased from 82,000 ounces and 184,000 ounces, respectively, produced in the six months to June 30, 2004, to 108,000 ounces and 261,000 ounces produced, respectively, over the same period of 2005, mainly due to higher grade at Cerro Vanguardia and the effect of rain which hampered production at Sunrise Dam during the six months ended June 30, 2004. Gold production from operations situated in Brazil, Namibia and USA amounted to 167,000 ounces, 37,000 ounces and 152,000 ounces, respectively, during the six months ended June 30, 2005 compared to 163,000 ounces, 31,000 ounces and 148,000 ounces, respectively, produced over the same period of 2004.

Gold production in Tanzania at Geita increased by 124,000 ounces from 233,000 ounces in the six months ended June 30, 2004 to 357,000 ounces produced over the same period during 2005 mainly due to the impact of the additional 50 percent interest acquired in the mine during April 2004, as part of the completed AngloGold Ashanti Business Combination on the production of the current half year when compared with 2004. Operations situated in Ghana and Guinea acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination contributed 466,000 ounces of gold produced in the six months ended June 30, 2005 compared to 140,000 ounces in the same period of 2004. Freda-Rebecca in Zimbabwe, which was sold effective September 1, 2004 produced 4,000 ounces in the six months ended June 30, 2004.

In the quarter ended June 30, 2005, gold production of 1,569,000 ounces was in line with gold production during the quarter ended March 31, 2005.

Total cash cost and total production cost

Total cash costs for the six months ended June 30, 2005 was $281 per ounce, $27 per ounce, or 11 percent, higher than the cash costs of $254 per ounce recorded in the same period in 2004. This change was mainly due to substantially higher cash costs for the South African, Namibian, Tanzanian and the USA operations in the six months ended June 30, 2005, which increased by 13 percent, 24 percent, 26 percent and 7 percent respectively, when compared to the same period in 2004. The increase in total cash costs at the South African operations was mainly due to the strengthening of the South African rand relative to the US dollar based on the average exchange rates of the rand against the US dollar of R6.21 and R6.67 during the six months ended June 30, 2005 and 2004. Operations in Namibia, Tanzania and the USA recorded higher total cash costs in the six months ended June 30, 2005 mainly due to increases in mining costs and decreased mining contractor efficiency when compared to the same period in 2004.

Total cash costs for the three months ended June 30, 2005 were in line with total cash costs recorded in the quarter ended March 31, 2005.

Total production costs for the six months ended June 30, 2005 were $388 per ounce, $50 per ounce, or 15 percent, higher than the total production costs of $338 per ounce recorded in the same period of 2004.

Reconciliation of total cash costs and total production costs to the condensed consolidated financial information

Total cash costs and total production costs are calculated in accordance with the guidelines of the Gold Institute industry standard and are not US GAAP measures. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which has developed a uniform format for reporting total production costs on a per ounce basis. The standard was first adopted in 1996 and revised in November 1999.

Total cash costs, as defined in the Gold Institute industry standard are production costs as recorded in the statement of operations, less offsite (i.e. central), general and administrative expenses (including head office costs charged to the mines, central training expenses, industry association fees, refinery charges and social development costs) and rehabilitation costs, plus royalties and employee termination costs.

Total cash costs as calculated and reported by AngloGold Ashanti include costs for all mining, processing, administration, royalties and production taxes, as well as contributions from by-products, but exclusive of depreciation, depletion and amortization, rehabilitation, employment severance costs, corporate administration costs, capital costs and exploration costs. Total cash costs per ounce are calculated by dividing attributable total cash costs by attributable ounces of gold produced. Total cash costs have been calculated on a consistent basis for all periods presented.

Total production costs, as defined in the Gold Institute industry standard, are total cash costs, as calculated using the Gold Institute industry standard, plus amortization, depreciation and rehabilitation costs. Total production costs as calculated and reported by AngloGold Ashanti include total cash costs, plus depreciation, depletion and amortization, employee severance costs and rehabilitation and other non-cash costs. Total production costs per ounce are calculated by dividing attributable total production costs by attributable ounces of gold produced. Total production costs have been calculated on a consistent basis for all periods presented.

Total cash costs and total production costs should not be considered by investors in isolation or as alternatives to production costs, net income/(loss) applicable to common stockholders, income/(loss) before income tax provision, net cash provided by operating activities or any other measure of financial performance presented in accordance with US GAAP or as an indicator of the Company's performance. While the Gold Institute has provided definitions for the calculation of total cash costs and total production costs, the calculation of total cash costs, total cash costs per ounce, total production costs and total production costs per ounce may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, the Company believes that total cash costs and total production costs in total and per ounce are useful indicators to investors and management as they provide:

- an indication of profitability, efficiency and cash flows;
- the trend in costs as the mining operations mature over time on a consistent basis; and
- an internal benchmark of performance to allow for comparison against other mining companies.

A reconciliation of production costs as included in the Company's unaudited condensed consolidated financial information to total cash costs and to total production costs for each of the six months ended June 30, 2005 and 2004 is presented below. In addition the Company has provided below details of the attributable ounces of gold produced in total for each of those periods.

For the six months ended June 30,

(in $ millions, except as otherwise noted)

	2005	2004
Production costs per condensed consolidated financial information	**790**	**545**
Plus:		
Production costs of equity accounted joint ventures	47	62
Less:		
Rehabilitation costs & other non-cash costs	(15)	(9)
Plus:		
Inventory movement	35	33
Royalties	26	15
Related party transactions [(1)]	23	21
Adjusted for:		
Minority interests [(2)]	(19)	(10)
Non-gold producing companies and adjustments	(5)	4
Total cash costs	**882**	**661**
Plus:		
Depreciation, depletion and amortization	318	213
Employee severance costs	7	5
Rehabilitation and other non-cash costs	15	9
Adjusted for:		
Minority interests [(2)]	(4)	(4)
Non-gold producing companies and adjustments	(2)	(3)
Total production costs	**1,216**	**881**
Gold produced (000' ounces) [(3)]	**3,138**	**2,603**
Total cash costs per ounce [(4)]	**281**	**254**
Total production costs per ounce [(4)]	**388**	**338**

(1) *Relates solely to production costs as included in the Company's condensed consolidated financial statements and has, accordingly, been included in total production costs and total cash costs.*

(2) *Adjusting for minority interest of items included in calculation, to disclose the attributable portions only.*

(3) *Attributable production only.*

(4) *In addition to the operational performances of the mines, total cash costs per ounce and total production costs per ounce are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports total cash costs per ounce and total production costs per ounce calculated to the nearest US dollar amount and gold produced in ounces.*

Outlook

In connection with the release of its IFRS results for the six months ended June 30, 2005 (as submitted to the United States Securities and Exchange Commission on Form 6-K on July 28, 2005), AngloGold Ashanti provided the following outlook on and as of July 28, 2005. Production for the third quarter of 2005 is estimated to be 1.551 million ounces at a total cash cost of $279 per ounce, assuming the following exchange rates to the US dollar: R6.60; A$0.76; BRL2.4 and Argentinean peso 2.80. Capital expenditure for the third quarter is estimated at $277 million and will be managed in line with profitability.

Capital expenditures

Capital expenditure during the six months ended June 30, 2005 was $311 million compared with $237 million in the same period of 2004. This $74 million, or 31 percent, increase is primarily the result of the following factors: first, the $23 million increase in capital expenditure in South Africa, from $139 million spent in the six months to June 2004 to $162 million for the same period in 2005, mainly due to the Moab Khotsong and TauTona projects, second, the $12 million increase in capital expenditure in the Brazilian region from $19 million recorded in the first six months of 2004 to

$31 million spent in the six months ended June 30, 2005, mainly due to expansion project at the Cuiabá mine in south-eastern Brazil and, third, capital projects in Ghana and Guinea which increased from $10 million and $17 million, respectively, spent in the six months ended June 30, 2004 to $36 million and $26 million, respectively, as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti Business Combination completed in April 2004. The USA, Argentina, Namibia and Australia regions recorded capital expenditures of $4 million, $10 million, $3 million and $17 million, respectively, in the six months to June 2005, compared to $5 million, $6 million, $16 million and $13 million, respectively, in the same period in 2004. Operations in Mali recorded capital expenditure of $7 million in the six months ended June 30, 2005 compared with $6 million in the same period in 2004. Capital expenditures on other minor projects at $2 million remained unchanged for the six months ended June 30, 2005 when compared to the same period in 2004.

Comparison of financial performance on a segment basis for the six months ended June 30, 2005 and 2004

The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. This information is consistent with the information used by the Company's chief operating decision makers in evaluating operating performance of, and making resource allocation decisions among operations.

Revenues

	Six months ended June 30,			
	2005		**2004**	
	US dollar, millions	**Percentage**	**US dollar, millions**	**Percentage**
Category of activity				
Product sales	1,241		880	
Interest, dividends and other	22		22	
Total revenues	1,263		902	
Geographical area data				
South Africa	584	46%	554	61%
Argentina	44	3%	36	4%
Australia	122	10%	78	9%
Brazil	91	7%	76	8%
Ghana[1]	155	12%	54	6%
Guinea[1]	61	5%	1	-
Mali	113	9%	80	9%
Namibia	16	1%	13	1%
USA	51	4%	51	6%
Tanzania[2]	136	11%	77	9%
Zimbabwe[1]	-	-	2	-
Other, including Corporate and Non-gold producing subsidiaries	3	-	2	-
Total revenues	1,376		1,024	
Less: Equity method investments included above	(113)	(8%)	(122)	(13%)
Total consolidated	1,263	100%	902	100%

[1] Operations acquired as part of the Business Combination between AngloGold and Ashanti effective April 26, 2004.
[2] Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti. Equity income from Geita is included for the period ended April 26, 2004.

Assets

	At June 30, 2005 US dollar, millions	Percentage	At December 31, 2004 US dollar, millions	Percentage
Geographical area data				
Total segment assets				
South Africa	2,798	32%	3,431	37%
Argentina	263	3%	260	3%
Australia	690	8%	711	8%
Brazil	357	4%	340	4%
Ghana [1]	2,150	24%	2,126	23%
Guinea [1]	351	4%	325	3%
Mali	334 [3]	4%	344 [3]	4%
Namibia	37	-	38	-
USA	439	5%	408	4%
Tanzania [2]	1,112	13%	1,065	11%
Zimbabwe [1]	-	-	-	-
Other, including Corporate, Assets held for sale and Non-gold producing subsidiaries	285	3	348	3%
Total segment assets	8,816	100%	9,396	100%

[1] Operations acquired as part of the Business Combination between AngloGold and Ashanti effective April 26, 2004.
[2] Segment information presented for the six months ended June 30, 2004 includes an additional 50 percent interest in the Geita mine in Tanzania acquired as part of the Business Combination between AngloGold and Ashanti.
[3] Investment held.

Comparison of financial performance for the six months ended June 30, 2005 and 2004

Revenues

Revenues from product sales and other income increased from $902 million in the first six months of 2004 to $1,263 million in the comparable period in 2005, representing a 40 percent increase over the period. This was mainly due to the increase in the gold price in 2005 as the average spot price of gold was $427 per ounce during the six months ended June 30, 2005, $26 per ounce, or 6 percent, higher than $401 per ounce, the average spot price in the first six months of 2004, as well as the impact by operations acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination, on revenue of the current half year when compared with 2004. The majority of product sales consisted of US dollar-denominated gold sales.

Total revenues from the South African operations increased by $30 million to $584 million over the six months ended June 30, 2005 from $554 million realized in the same period in 2004, as a direct result of the higher gold price. This was achieved despite a total decrease in gold production from operations located in South Africa by 78,000 ounces from 1,407,000 ounces produced in the six months to June 30, 2004, to 1,329,000 ounces produced over the same period of 2005.

Revenues from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination contributed $216 million to revenues for the six months ended June 30, 2005 compared to $57 million in the same period of 2004.

Revenues derived from Argentina and Australia increased to $44 million and $122 million, respectively, over the six months ended June 30, 2005 from $36 million and $78 million, respectively, realized in the same period of 2004 mainly as a result of an increase in production.

Production costs

During the six month period ended June 30, 2005, AngloGold Ashanti incurred production costs of $790 million representing an increase of $245 million, or 45 percent, over $545 million recorded for the comparable period in 2004.

Production costs recorded from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination contributed $146 million to production costs in the six months ended June 30, 2005 compared to $37 million in the same period of 2004.

Production costs recorded by Geita in Tanzania increased from $21 million in the six months ended June 30, 2004 to $94 million over the same period in 2005 mainly due to the impact of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti Business Combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.

Production costs in AngloGold Ashanti's South Africa operations, increased by $9 million to $386 million in the first six months of 2005 from $377 million in the comparable period in 2004 mainly as a result of the strengthening of the South African rand relative to the US dollar. About 49 percent of AngloGold Ashanti's production costs were denominated in South African rands in the first six months of 2005.

Exploration costs

Exploration costs increased from $20 million in the six months ended June 30, 2004 to $22 million in the same period in 2005.

Related party transactions

Related party transactions increased from $17 million recorded in the first six months of 2004 to $21 million over the same period of 2005 mainly due to higher contract work generated by development activities.

General and administrative

General and administrative expenses increased from $24 million in the six months ended June 30, 2004 to $37 million in the same period of 2005, mainly due to the strengthening of the South African rand relative to the US dollar.

Royalties

Royalties paid by AngloGold Ashanti increased from $8 million for the six months ended June 30, 2004, to $20 million paid in the comparable period in 2005. Royalties are mostly calculated based on a percentage of revenues and are payable to local governments.

Market development costs

Market development costs of $7 million recorded in the six months ended June 30, 2005, was unchanged from the same period in 2004.

Depreciation, depletion and amortization

Depreciation, depletion and amortization expense increased by $100 million to $282 million in the first six months of 2005 when compared to $182 million recorded in the same period in 2004. In South Africa, depreciation, depletion and amortization expense increased by $28 million from $91 million incurred in the six months ended June 30, 2004 to $119 million in the same period for 2005 mainly as a result of the strengthening of the South African rand relative to the US dollar, changes in estimated lives of assets and amortized ore development costs.

Depreciation, depletion and amortization expense recorded from operations situated in Ghana, Guinea and Zimbabwe acquired during April 2004 as part of the completed AngloGold Ashanti Business Combination amounted to $69 million in the six months ended June 30, 2005 compared to $19 million in the same period of 2004.

Depreciation, depletion and amortization expense recorded by Geita in Tanzania increased from $11 million in the six months ended June 30, 2004 to $30 million over the same period in 2005 mainly due to the impact of the additional 50 percent interest acquired in Geita as part of the AngloGold Ashanti Business Combination, which resulted in Geita being accounted for as a subsidiary of AngloGold Ashanti from April 26, 2004.

Impairment of assets

In the six months ended June 30, 2005 the Company recorded an impairment of assets of $7 million relating to the abandonment of exploration activities and expansion projects at Tau Lekoa and TauTona in South Africa. An impairment of $1 million was recorded in the six months ended June 30, 2004 relating to mining assets and mineral rights in Australia.

Interest expense

Interest expense increased by $7 million from $32 million recorded in the six months ended June 30, 2004 to $39 million in the same period in 2005. The increase in interest expense from 2004 was mainly due to the issuance of the $1,000,000,000 2.375 percent convertible bonds in February 2004.

Accretion expense

In the six months ended June 30, 2005 accretion expense of $1 million was recorded compared with $3 million in the same period in 2004. Accretion relates to the unwinding of discounted future reclamation obligations to present values and increases the reclamation obligations to its future estimated payout.

Employment severance cost

Employment severance costs increased to $7 million during the six months ended June 30, 2005 from $5 million in the same period in 2004. Employment severance costs recorded for the six months ended June 30, 2005 relates to retrenchments in the South African region reflecting mainly rationalization of operations at Great Noligwa, Kopanang, TauTona and Mponeng.

Profit on sale of assets

The profit on sale of assets of $4 million recorded in the six months ended June 30, 2004 mainly comprises a profit of $3 million (before taxation of $1 million) on sale of the Western Tanami Project in Australia to Tanami Gold NL. No profit on sale of assets was recorded in the six months ended June 30, 2005.

Non-hedge derivative gain/loss

A non-hedge derivative gain of $11 million was recorded in the six months ended June 30, 2005 compared to a loss of $60 million in the same period in 2004 relating to the use of commodity instruments that are not classified as hedging instruments for financial reporting purposes.

Deferred income and mining tax benefit

Deferred income and mining tax benefit of $15 million recorded in the six months ended June 30, 2005, was unchanged from the same period in 2004. Charges for current tax in the first six months of 2005 amounted to $4 million compared to $18 million in the same period in 2004 reflecting the impact of the South African tax formula to the decrease in the earnings of the operations in that country. Deferred tax charges in the first six months of 2005 included tax charges of $7 million compared with tax benefits of $37 million related to non-hedge derivatives during the same period of 2004.

Equity income in affiliates

Equity income in affiliates increased to $19 million in the six months ended June 30, 2005 from $13 million in the same period in 2004.

Discontinued operations

A loss of $33 million was recorded in the six months ended June 30, 2005 due to the closure of the Ergo operations at the end of March 2005 as described by note H "Discontinued operations" to the condensed consolidated financial statements. The Company has reclassified the income statement results from the historical presentation to discontinued operations in the condensed consolidated income statement for all periods presented.

Cumulative effect of accounting change

During the second quarter of 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortization over the expected average remaining service period of employees participating in the plan. This resulted in a cumulative change in accounting policy effect of $22 million (net of deferred income and mining tax of $11 million) reflected in the six-month period ended June 30, 2005 as described by note I "Accounting change" to the condensed consolidated financial statements.

Net income

As a result of the factors detailed above, net income decreased by $4 million from $13 million in the first six months of 2004 to $9 million in the same period in 2005.

Liquidity and capital resources

Net cash provided by operating activities was $244 million in the first six months of 2005, $71 million, or 41 percent, higher than $173 million for the comparable period in 2004. This is mainly the result of higher unit prices of gold, being partially offset by higher unit cash costs per ounce over the first six months of 2005 compared with the same period in 2004. A detailed discussion of the movement in net income is included under "Comparison of financial performance for six months ended June 30, 2005 and 2004" above.

Investing activities during the first six months of 2005 resulted in a net cash outflow of $392 million compared with an outflow of $340 million in the first six months in 2004. This increase in cash outflows was the net result of additions to property, plant and equipment which included capital expenditure of $304 million, compared to $230 million in the same period in 2004, for major capital projects, including Moab Khotsong and TauTona in South Africa, and capital projects in Ghana and Guinea as part of AngloGold Ashanti's investment strategy following the AngloGold Ashanti Business Combination. Investments acquired during the six months ended June 30, 2005 reflect the increase in AngloGold Ashanti's 17.5 percent equity interest in Trans-Siberian Gold plc to 29.9 percent plc, at a cost of $15 million and cash effects resulting from the restructuring of the AngloGold Ashanti hedge book amounted to $69 million.

Net cash generated in financing activities over the first six months of 2005 amounted to an inflow of $113 million, a decrease of $108 million from an inflow of $221 million in the comparable period of 2004, comprising normal scheduled loan repayments in terms of other loan facilities of $9 million and the repayment of the $600 million unsecured syndicated loan facility (which was repayable in February 2005) amounting to $265 million. Proceeds from loans during the six months ended June 30, 2005 amounted to $471 million, which included $330 million raised from the three-year $700 million revolving credit facility entered into in January 2005 and $127 million local short term money market loans. The Company made dividend payments of $87 million (30 US cents per ordinary share) in the six months ended June 30, 2005 compared with dividends of $122 million (50 US cents per ordinary share) paid in the same period in 2004, a 29 percent decrease.

As a result of the items discussed above, at June 30, 2005, AngloGold Ashanti had $259 million of cash and cash equivalents compared with $299 million at December 31, 2004, a decrease of $40 million, or 13 percent. At June 30, 2005, the Company had a total of $408 million available but undrawn under its credit facilities.

During the next twelve months, approximately $162 million of AngloGold Ashanti's debt is scheduled to mature consisting mainly of the repayment of local short term money market loans of $127 million. The Company expects to finance the repayment of debt scheduled to mature in 2005 and 2006 from existing cash resources, cash generated from future operations, its existing debt facilities and, potentially, future debt facilities or debt instruments.

Critical accounting policies

The preparation of AngloGold Ashanti's financial statements in conformity with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company's critical accounting policies, please see "Item 5: Operating and financial review and prospects – Critical accounting policies" in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 which was filed with the United States Securities and Exchange Commission (SEC) on July 14, 2005. During the second quarter of 2005, the Company changed its accounting policy, retroactive to January 1, 2005, with respect to accounting for employee benefit plans to recognize the effects of actuarial gains and losses in income, rather than amortization over the expected average remaining service period of employees participating in the plan. This resulted in a cumulative change in accounting policy effect of $22 million (net of deferred income and mining tax of $11 million) reflected in the six-month period ended June 30, 2005 as described by note I "Accounting change" to the condensed consolidated financial statements.

Contractual obligations

In addition to the contractual obligations as disclosed in the Company's Annual Report on Form 20-F for the year ended December 31, 2004 the Company entered into a new three-year $700 million syndicated facility in January 2005 with an interest charge of LIBOR plus 0.4 percent per annum. The loan is repayable in January 2008 and is US dollar-based. The amount drawn under this facility was $335 million as at June 30, 2005. On February 4, 2005, the Company repaid the $600 million unsecured syndicated loan facility (which was repayable in February 2005) amounting to $265 million.

Heap leach inventory

The costs of materials currently contained on the leach pad are reported as a separate line item apart from inventory. As at June 30, 2005, $34 million was classified as short term compared with $105 million as at December 31, 2004 as AngloGold Ashanti expects the related gold to be recovered within twelve months. As at June 30, 2005, $109 million was classified as long term compared with $22 million as at December 31, 2004 mainly due to the change in profile of gold expected to be recovered over periods longer than twelve months.

Hedging overview

AngloGold Ashanti manages its revenue risk through an actively directed forward sales program. The board of directors has given management a mandate to target a hedging level of no more than 30 percent of five years' gold production spread over a ten-year period. In addition, management continues to have the latitude to put new forward-pricing contracts in place where the gold price and operating circumstances make this necessary or prudent.

At June 30, 2005, the net delta hedge position of AngloGold Ashanti was at 10.32[1] million ounces at a spot price of gold of $434 per ounce. The net delta hedge position reflects a reduction of 0.4 million ounces in the net size of the AngloGold Ashanti hedges compared with the quarter ended March 31, 2005. The marked-to-market valuation of this position at June 30, 2005 was negative $1,032 million. The Company has continued to manage its hedge positions actively, and to reduce overall levels of pricing commitments in respect of future production of gold by the Company.

AngloGold Ashanti's net delta open hedge position at June 30, 2005

At June 30, 2005, AngloGold Ashanti had outstanding the following forward-pricing commitments against future production. The total net delta tonnage of the hedge of the Company on this date was 10.32[1] million ounces (at March 31, 2005: 10.72[1] million ounces). This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2005.

[1]   Includes equity accounted joint ventures.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1,032 million at June 30, 2005 (at March 31, 2005: negative $1,066 million). These values were based on a gold price of $434.50 per ounce, exchange rates of R/ $6.7240 and A$/ $0.7560 and the prevailing market interest rates and volatilities at that date.

At July 27, 2005 the date on which AngloGold Ashanti issued its results for the quarter ended June 30, 2005, the marked-to-market value of the hedge book was a negative $925.62 million based on a gold price of $422.80 per ounce and exchange rates of R/ $6.69 and A$/ $0.7546 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are not predictive of the future value of the hedge position, or of the future impact on the revenue, of the Company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

AngloGold Ashanti's hedge position as at June 30, 2005
The following table indicates AngloGold Ashanti's gold hedge position at a weighted average settlement price as at June 30, 2005 (references in the table to "$" are to the US dollar, references to "A$" are to the Australian dollar and references to "BRL" are to the Brazilian real):

	Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR GOLD								
Forward contracts	Amount (kg)	11,511	16,654	32,993	30,076	26,288	53,566	171,088
	US$/oz	$310	$316	$344	$365	$380	$402	$366
Put options purchased	Amount (kg)	4,408	8,592	1,455				14,455
	US$/oz	$333	$345	$292				$336
Put options sold	Amount (kg)	5,132	4,354		855	1,882	9,409	21,632
	US$/oz	$411	$339		$390	$400	$430	$403
Call options purchased	Amount (kg)	11,860	11,211	6,357				29,428
	US$/oz	$329	$333	$344				$334
Call options sold	Amount (kg)	18,607	31,224	27,560	27,516	26,211	76,048	207,166
	US$/oz	$360	$381	$374	$380	$407	$468	$413
RAND GOLD								
Forward contracts	Amount (kg)	* 1,218		2,449		933		2,164
	Rand per kg	R109,988		R97,520		R116,335		R160,520
Put options purchased	Amount (kg)		1,875					1,875
	Rand per kg		R93,602					R93,602
Put options sold	Amount (kg)	7,620	1,400					9,020
	Rand per kg	R91,907	R88,414					R91,365
Call options purchased	Amount (kg)							
	Rand per kg							
Call options sold	Amount (kg)	9,889	4,517	311		2,986	5,972	23,675
	Rand per kg	R93,515	R102,447	R108,123		R202,054	R223,756	R141,953
A DOLLAR GOLD								
Forward contracts	Amount (kg)	* 1,885	1,555	8,398	3,110	3,390	3,110	17,678
	A$ per oz	A$615	A$762	A$650	A$678	A$665	A$689	A$744
Put options purchased	Amount (kg)							
	A$ per oz							
Put options sold	Amount (kg)							
	A$ per oz							
Call options purchased	Amount (kg)	3,110	6,221	3,732	3,110	1,244	3,110	20,527
	A$ per oz	A$724	A$673	A$668	A$680	A$694	A$712	A$688
Call options sold	Amount (kg)							
	A$ per oz							
** Total net gold:	Delta (kg)	14,198	32,959	59,879	54,809	50,663	108,569	321,077
	Delta (oz)	456,476	1,059,655	1,925,152	1,762,148	1,628,851	3,490,569	10,322,850

*   Long position.

**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at June 30, 2005. The delta positions indicated above include positions from equity accounted joint ventures.

The following table indicates AngloGold Ashanti's silver hedge position as at June 30, 2005

Year	2005	2006	2007	2008	2009	2010-2014	Total
DOLLAR SILVER							
Forward contracts — Amount (kg)							
$ per oz							
Put options purchased — Amount (kg)	21,772	43,545	43,545	24,883			133,745
$ per oz	$7.11	$7.11	$7.40	$7.40			$7.26
Put options sold — Amount (kg)	21,772	43,545	43,545	24,883			133,745
$ per oz	$6.02	$6.02	$5.93	$5.75			$5.94
Call options purchased — Amount (kg)							
$ per oz							
Call options sold — Amount (kg)	21,772	43,545	43,545	24,883			133,745
$ per oz	$8.11	$8.11	$8.40	$8.00			$8.19

The following table indicates the group's currency hedge position at 30 June 2005

Year	2005	2006	2007	2008	2009	2010-2014	Total
RAND DOLLAR (000)							
Forward contracts — Amount ($)	7,488						7,488
US$/R	R6.34						R6.34
Put options purchased — Amount ($)	60,000						60,000
US$/R	R6.97						R6.97
Put options sold — Amount ($)	60,000						60,000
US$/R	R6.69						R6.69
Call options purchased — Amount ($)							
US$/R							
Call options sold — Amount ($)	115,000						115,000
US$/R	R7.13						R7.13
A DOLLAR (000)							
Forward contracts — Amount ($)	15,970	39,222					55,192
A$/US$	A$0.61	A$0.75					A$0.70
Put options purchased — Amount ($)							
A$/US$							
Put options sold — Amount ($)							
A$/US$							
Call options purchased — Amount ($)							
A$/US$							
Call options sold — Amount ($)	50,000	20,000					70,000
A$/US$	A$0.75	A$0.74					A$0.75
BRAZILIAN REAL (000)							
Forward contracts — Amount ($)	12,000	24,000	4,000				40,000
US$/BRL	BRL2.94	BRL3.18	BRL3.31				BRL3.12
Put options purchased — Amount ($)							
US$/BRL							
Put options sold — Amount ($)							
US$/BRL							
Call options purchased — Amount ($)							
US$/BRL							
Call options sold — Amount ($)	10,000	20,000					30,000
US$/BRL	BRL3.03	BRL3.29					BRL3.20

Recent developments

Announcements:

On January 27, 2005, AngloGold Ashanti announced that the board of directors had approved a $121 million expansion project at the Company's Cuiabá mine in south-eastern Brazil. It is anticipated that commissioning will take place in December 2006, with full production by the end of the second quarter of 2007. The expansion project would result in production increasing from 190,000 ounces per year to 250,000 ounces per year at an estimated cost of $169 per ounce over the life of the project and would extend the life of mine profile by six years to 2019.

On January 27, 2005, AngloGold Ashanti announced that it had signed a new three-year, $700 million revolving credit facility, replacing the $600 million facility which matured in February 2005. The new facility has reduced the group's cost of borrowings from 70 basis points over LIBOR to 40 basis points.

On April 15, 2005, the South African Department of Water Affairs and Forestry issued a directive ordering three mining groups, DRDGold, Harmony and AngloGold Ashanti to share equally the costs of pumping water at some shafts of DRDGold's North West operations in South Africa. This follows an interdict application made by AngloGold Ashanti in response to DRDGold's threat to cease funding the pumping of water at these shafts, after placing Buffelsfontein, its subsidiary that operated the North West operations, into liquidation on March 22, 2005. The aggregate monthly cost of pumping is estimated at R8 million ($1 million).

On April 28, 2005, the Company announced that agreement had been reached with Trans-Siberian Gold plc (TSG) on revised terms for the second subscription of shares in TSG, and a revised subscription price of £1.30 per share, compared to £1.494 per share agreed between the parties on June 30, 2004. The revised terms of the subscription were approved by TSG shareholders on May 27, 2005 and AngloGold Ashanti's initial 17.5 percent equity interest in TSG increased to 29.9 percent on May 31, 2005, the date on which the second subscription was completed.

On April 29, 2005, AngloGold Ashanti announced the conditional sale of exploration assets in the Laverton area in Australia, comprising the Sickle royalty of $30 per ounce, the Child Harold prospect, various 100 percent AngloGold Ashanti Australia-owned interests including the Lord Byron and Fish projects as well as its interests in the Jubilee, Black Swan and Jasper Hills Joint Ventures to Crescent Gold Limited, for a total consideration of A$4 million ($3 million). A$0.3 million ($0.2 million) was payable on the execution of a binding sale and purchase agreement, A$1 million ($0.8 million) is payable in Crescent Gold shares and A$3 million ($2 million) is payable in cash, on or before December 15, 2006. Following this announcement, a decision was taken to accept a cash consideration of A$1 million in lieu of shares in Crescent Gold Limited.

On March 17, 2005, it was announced that with effect from May 1, 2005, Mr R Carvalho Silva and Mr N F Nicolau would be appointed executive directors to the board of AngloGold Ashanti. At the same time, Mr J G Best indicated that he would be retiring from the board and that Mr S Venkatakrishnan would be appointed to the board with effect from August 1, 2005.

On June 1, 2005, AngloGold Ashanti noted the publication of the report issued by the Human Rights Watch in which it was alleged that AngloGold Ashanti had provided funding to rebel militia in the Democratic Republic of Congo, as well as logistical and medical support. AngloGold Ashanti acknowledged that certain payments were extorted from on-site personnel under duress by the militia. A high level review of the accusations was carried out to consider the Company's exploration activities in that country and on June 21, 2005, the Company announced that it would continue with its exploration activities, but would closely monitor the situation in the region.

On June 21, 2005, Dr S E Jonah indicated that he wished to move to a non-executive role on the board of AngloGold Ashanti, with effect from July 31, 2005. He will retain the title of President.

On July 19, 2005, Aflease Gold and Uranium Resources Limited (Aflease) announced that it had purchased from AngloGold Ashanti, its Weltevreden mine in an all script deal valued at R75 million ($11 million). On finalization of the transaction AngloGold Ashanti will hold in excess of 5 percent of Aflease shares.

On July 27, 2005 AngloGold Ashanti reached an agreement with the Government of Guinea to amend the Convention de Base (stability agreement) and resolve all outstanding disputes for a sum of $7 million. In addition, the Company has agreed as part of this settlement to meet historical and follow-up fees and costs of a consultant that the Government retained to advise and assist it in its negotiations and resolution of the dispute. In consideration of the above settlement, the Government has irrevocably confirmed its waiver and abandonment of all claims and disputes of any nature whatsoever against the AngloGold Ashanti group of companies.

On August 2, 2005 AngloGold Ashanti announced that the Company had received notification from the Director-General of Minerals and Energy that it had been granted its application for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. In its application for these rights, the Company committed itself to achieving the Mining Charter's goals, including: 40 percent representation in management of Historically Disadvantaged South Africans within five years; participating in local economic development programs in the areas where it operates and from which it draws its labor; and meeting the Charter's empowerment ownership target. In respect of the latter, in addition to the transactions with Armgold carried out between 1998 and 2002, the Company's committed to the development of an Employee Share Ownership Program, with a value equivalent to approximately 6 percent of the South African assets.

On August 11, 2005 AngloGold Ashanti announced the end of the South African gold mining industry's wage dispute and strike, which resulted in three lost production shifts and culminated in the signing of a two-year wage agreement, effective July 1, 2005.

On August 11, 2005 AngloGold Ashanti announced that it had disposed of its La Rescatada Project for a total consideration of $12.5 million, with an option to repurchase 60 percent of the project should reserves in excess of 2 million ounces be identified within three years. The exploration project is located approximately 800 kilometers south-east of the city of Lima in Peru.

Retiring Chief Financial Officer

After serving more than 30 years with AngloGold Ashanti and the Anglo American and De Beers companies, CFO Jonathan Best retired at the end of July 2005. He was succeeded by Srinivasan Venkatakrishnan, previously deputy CFO, whose professional history includes a senior position with Deloitte and Touche in London, as well as the role of Finance Director of Ashanti from 2000, during which period he led the financial restructuring of the company.

Forward-looking statements

Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under "Gold market" regarding the future performance of the gold and currency markets, "Operating review – Outlook" and "Recent developments" regarding the future operating performance and "Liquidity and capital resources" regarding sources of financing of future debt repayments are forward looking statements. Any such statement is only a prediction and actual results, costs or events may differ materially. For a discussion of important factors including, but not limited to, development of the Company's business, the economic outlook in the gold industry, expectations regarding gold prices and production, and other factors which could cause actual results, costs and events to differ materially from such forward–looking statements, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended December 31, 2004 which was filed with the United States Securities and Exchange Commission (SEC) on July 14, 2005. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: September 30, 2005   By: /s/ C R Bull

                                             Name: C R Bull
                                             Title: Company Secretary